Exhibit 99.4

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(incorporated in the Cayman Island with limited liability)

(Stock Code: 6128)

8 April 2025

Dear Non-Registered Shareholder,

Notification of publication of Corporate Communication on the Company’s website

We are pleased to notify you that the following corporate communication (the “Corporate Communication”) of Graphex Group Limited (the “Company”), in both English and Chinese versions, are now available on the Company’s website at www.graphexgroup.com:

●	Prospectus dated 8 April 2025 relating to Rights Issue on the basis of three (3) Rights Shares for every one (1) Consolidated Share held on the record date on a non-underwritten basis

You may access the Corporate Communication under “Investors” section of the Company’s website. The Corporate Communication is also available on the HKEXnews website at www.hkexnews.hk.

If you wish to receive a printed copy of the Corporate Communication, you can complete the enclosed Request Form and return it to the Company’s Hong Kong branch share registrar, Tricor Investor Services Limited by post using the mailing label provided. The printed copy of the Corporate Communication will be sent to you free of charge upon receipt of your request.

As a Non-registered Shareholder, if you wish to receive notifications of publication of Corporate Communications of the Company by electronic means, you should liaise with your bank(s), broker(s), custodian(s), nominee(s) or HKSCC Nominees Limited through which your shares in the Company are held (collectively, the “Intermediaries”) and provide your email address to your Intermediaries. Please contact your intermediary / nominee for the detailed procedure. If the Company does not receive your functional email address from the Intermediaries, until such time that the functional email address is provided to the Intermediaries, you will be unable to receive any notices of publication of the Website Version of Corporate Communications (“Notice of Publication”) by email; and the Company would only be able to send you the Notice of Publication in printed form.

Please note that by completing and returning the Request Form to request for the printed copy of the Corporate Communication, you will expressly indicate that you prefer to receive all future corporate communication of the Company in printed form.

Should you have any queries relating to this notification, please contact the Customer Service Hotline of Tricor Investor Services Limited at (852) 2980 1333 from 9:00 a.m. to 6:00 p.m., Monday to Friday (excluding Hong Kong public holidays).

Yours faithfully,

For and on behalf of

Graphex Group Limited

Lau Hing Tat Patrick

Chairman

Encl.

Notes:

1.	This letter is addressed to Non-registered Shareholders of the Company. Non-registered Shareholder means such person or company whose shares are held in the Central Clearing and Settlement System and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited that such person or company wishes to receive Corporate Communication(s). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form.

2.	Corporate communication(s) refer to any document issued or to be issued by the Company for information or action of holders of any securities of the Company, including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form.

Request Form

To: Graphex Group Limited (the "Company")
c/o Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road, Hong Kong

REMINDER

I/We would like to receive the printed copy of the current Corporate Communication and all future Corporate Communications of the Company:
(Please mark a "✓" in **ONLY ONE** of the following boxes)

☐ to receive a printed copy **in the English language only**; **OR**

☐ to receive a printed copy **in the Chinese language only**; **OR**

☐ to receive a printed copy **in both the English language and the Chinese language**.

Signature : ______________________ Date: __________

Name: ______________________ (English) ______________________ (Chinese)
(in block letters)

Contact Phone Number: __

Notes:

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of personal data (as defined in the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)) is on a voluntary basis for the purpose of receiving current and future Corporate Communications (the "Purposes"). The Company may transfer your personal data to its agent, contractor or third party service provider who provides administrative, computer and other services to the Company for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your personal data will be retained for such period as may be necessary to fulfill the Purposes. You have the right to request access to and/or correction of the relevant personal data in accordance with the provisions of the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) and any such request should be in writing and mailed to Privacy Compliance O fficer of Tricor Investor Services Limited at the above address.

(Please cut along the dotted line 請沿虛線剪下)

✂ --

Please cut the mailing label and stick this on an envelope to return the Request Form to us.
No postage stamp is required for local mailing in Hong Kong

當閣下寄回此申請表格時，請將此郵寄標籤剪貼於信封上。
如在本港投寄，閣下無需支付郵費或貼上郵票

Mailing Label 郵寄標籤

Tricor Investor Services Limited
卓佳證券登記有限公司
Freepost No. 簡便回郵號碼: 10 GPO
Hong Kong 香港